UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2026 (Report No. 2)

Commission File Number: 001-40753

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ICECURE MEDICAL Ltd.
(Translation of registrant’s name into English)

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7 Ha’Eshel St., PO Box 3163
Caesarea, 3079504 Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Board of Directors Update

On October 4, 2026, Mr. Yang Huang notified IceCure Medical Ltd. (the “Company”) of his decision not to seek re-election to the Company’s board of directors for another term. Mr. Huang’s decision is not related to any disagreement with the Company regarding its operations, policies or practices. Mr. Huang will continue to serve as a director until the Annual and Special General Meeting of Shareholders to be held on Monday, November 2, 2026 (the “Meeting”) takes place.

Updated Notice and Agenda for Annual and Special General Meeting of Shareholders

In light of the decision by Mr. Huang not to seek re-election to the Company’s board of directors, attached hereto and incorporated herein is an amended Notice of Meeting, Proxy Statement and form of Proxy Card for the Meeting, which remove agenda items related to Mr. Huang and supersede in entirety the Notice, Proxy Statement and Proxy Card included as exhibits to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on September 28, 2026.

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Monday, October 5, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Copies of the Notice of Meeting, Proxy Statement and form of Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-297030, 333-290046 and 333-258660) and Form S-8 (333-298361, 333-270982, 333-264578, 333-262620 and 333-281587), filed with the SEC, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice of Meeting for the Annual and Special General Meeting of Shareholders to be held on November 2, 2026.
99.2	Proxy Statement for the Annual and Special General Meeting of Shareholders to be held on November 2, 2026.
99.3	Proxy Card for the Annual and Special General Meeting of Shareholders to be held on November 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.
Date: October 5, 2026	By:	/s/ Eyal Shamir
	Name:	Eyal Shamir
	Title:	Chief Executive Officer

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